TSX: EQX NYSE-A: EQX

HISTORICAL NEWS RELEASE - MARCH 7, 2023

Equinox Gold Announces Bought Deal Private Placement Secondary Offering of i-80 Gold Units

March 7, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal private placement basis, 11,600,000 units (the "Units") at a price of C$2.76 per Unit for gross proceeds to Equinox Gold of C$32,016,000 (the "Offering"). Each Unit consists of one common share of i-80 Gold Corp. (TSX: IAU, NYSE American: IAUX) ("i-80 Gold") owned directly and indirectly by Equinox Gold and one-half of one common share purchase warrant of i-80 Gold (collectively, the "Securities"), with each whole warrant exercisable to purchase one common share of i-80 Gold owned directly and indirectly by Equinox Gold at a price of C$3.45 per share for a period of 12 months following closing of the Offering. In the event all warrants are exercised, the total gross proceeds to Equinox Gold would be C$52,026,000. The Securities are being sold pursuant to exemptions from the Canadian prospectus requirements and will be subject to a four-month hold period.

Immediately prior to the Offering, Equinox Gold and its affiliates owned 60,841,282 common shares of i-80 Gold representing approximately 24.7% of i-80 Gold. As a result of the Offering and prior to any exercise of the warrants, Equinox Gold and its affiliates' ownership has decreased to 19.97% of the issued and outstanding common shares of i-80 Gold. If all of the warrants are exercised, Equinox Gold and its affiliates will own 43,441,282 common shares of i-80 Gold, representing approximately 17.6% of i-80 Gold.

The Offering is expected to close on March 28, 2023, subject to customary closing conditions. Net proceeds of the Offering will be paid directly to Equinox Gold. i-80 Gold will not receive any proceeds from the Offering.

Equinox Gold remains a supportive shareholder of i-80 Gold and does not currently plan to make any additional changes to its interest in i-80 Gold.

Equinox Gold will be filing an early warning report under National Instrument 62-103 in connection with the sale of the i-80 Gold shares, a copy of which will be available under i-80 Gold's profile on SEDAR at www.sedar.com.

The Securities under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States (as such term is defined in Regulation S under the U.S. Securities Act) or to, or for the account or benefit of, U.S. Persons (as defined in the U.S. Securities Act), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or solicitation of an offer to buy any of these Securities in any jurisdiction in which the offering or sale is not permitted.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Cautionary Notes and Forward-looking Statements

Certain statements made in this news release may constitute forward-looking information under applicable securities laws. These statements may relate to the closing date of the Offering and the completion of the Offering. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.